__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Nine Months Ended 31 March 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	7 May 2003
Number	16/03

BHP BILLITON RESULTS FOR THE

NINE MONTHS ENDED 31 MARCH 2003

  EBITDA up 9% to US$3,857 million and EBIT up 12% to US$2,623 million, both from continuing operations.

  Attributable profit of US$1,375 million and earnings per share of 22.2 US cents (both from continuing operations) impacted by adverse movements in exchange rates compared with the corresponding period.

  Despite challenging market conditions, third quarter EBITDA of $1,406 million was the highest since the merger.

  Continued progress with the pipeline of projects; first metal from the Mozal (Mozambique) aluminium expansion ahead of schedule in April 2003, and sanction was given in March 2003 for the development of the Greater Angostura (Trinidad) oil and gas field.

  Successful issue of US$850 million senior notes under inaugural global bond in April 2003.

  Final dividend declared of 7.5 US cents per share, to be paid on 2 July 2003, an increase of 15.4% (in US dollars) compared with the final dividend declared in the corresponding period.
	Nine months ended 31 March			Quarter ended 31 March
	2003 US$M (1)	2002 US$M (1)	Change %	2003 US$M (1)	2002 US$M (1)	Change %
Turnover (2)	12 623	11 320	11.5%	4 575	3 671	24.6%
EBITDA (2) (3) (4)	3 857	3 536	9.1%	1 406	1 141	23.2%
EBIT (2) (3) (4)	2 623	2 347	11.8%	964	751	28.4%
Attributable profit (2) (3)	1 375	1 553	-11.5%	444	398	11.6%
Basic earnings per share (US cents) (2) (3)	22.2	25.8	-14.0%	7.2	6.6	9.1%
EBITDA interest coverage (times) (2) (3) (4) (5)	12.9	10.6	21.7%	14.2	15.8	-10.1%

(1)    From continuing operations, excluding the results of the Group's Steel business which was demerged in July 2002. Refer page 8.

(2)    Including the Group's share of joint ventures and associates.

(3)    There were no exceptional items in relation to continuing operations in either period.

(4)    EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation and amortisation of Group companies of US$1,234 million and US$1,189 million for the nine months ended 31 March 2003 and 2002 respectively, and US$442 million and US$390 million for the quarters ended 31 March 2003 and 2002, respectively. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, net profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(5)    For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 13.

All references to the corresponding period are to the nine months ended 31 March 2002.

RESULTS FOR THE NINE MONTHS ENDED 31 MARCH 2003

Commentary on the Group Results

Introduction

Although global economic conditions remained weak, operating and financial results for the nine months ended 31 March 2003 were solid and EBITDA generation from our portfolio of high quality long life assets was strong. This strong performance illustrates improved sales volumes, higher product prices, the continuation of cost savings initiatives, strong demand in China and East Asia and the benefits of our diversified portfolio of resource businesses.

This financial strength enables us to proceed with our portfolio of growth projects. Progress on all projects continues to be on or ahead of schedule and budget. There are currently 14 major capital projects under development, including the recently approved Phase 1 development of the Greater Angostura oil and gas field off the northeast coast of Trinidad and the Atlantis full field development in the Gulf of Mexico. The first aluminium was cast from the new facilities at Mozal (Mozambique) on 7 April 2003, more than five months ahead of schedule. Cost trends to date indicate that the project will likely be completed below budget. Final costs for the Escondida (Chile) Phase IV expansion project on a 100% basis were US$944 million, well below the budgeted cost of US$1,045 million.

Strong cash flows have enabled the Board to increase annual dividends declared to shareholders for the full year, from 13.0 US cents per share last year to 14.5 US cents per share in the full year ending 30 June 2003, an increase of 11.5% (in US dollars). A final dividend of 7.5 US cents will be paid on 2 July 2003. The interim dividend of 7.0 US cents per share was paid on 4 December 2002.

The Income Statement

During the period, the Group's Steel business was demerged. In order to provide meaningful comparison the discussion in this section is based on the Group's continuing operations, excluding exceptional items and the Group's Steel business.

Turnover rose by 11.5% to US$12,623 million, mainly due to higher sales volumes of iron ore, copper, diamonds, energy coal and aluminium and higher prices for petroleum products, nickel, copper, manganese and chrome. These factors were partly offset by lower sales volumes of petroleum products and lower prices for export energy coal, diamonds and iron ore.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 9.1% to US$3,857 million from US$3,536 million in the corresponding period.

Earnings before interest and tax (EBIT) were US$2,623 million compared with US$2,347 million in the corresponding period, an increase of 11.8%. This increase was due to generally higher commodity prices, increased sales volumes, cost savings, lower exploration expense and increased profits from new and acquired operations. Offsetting factors were inflationary pressures, principally in South Africa, increased price linked costs, lower profits from ceased, sold and discontinuing operations and lower profits as a consequence of asset sales recorded in the corresponding period. Please refer to pages 6 and 7 for further analysis of the factors affecting turnover and EBIT.

Net interest on borrowings and cash fell from US$334 million to US$299 million, principally driven by lower market interest rates and lower average debt levels.

Exchange losses on net debt were US$106 million compared with gains of US$220 million in the corresponding period, mainly in relation to the translation of Rand denominated debt of companies which account in US dollars as their functional currency. The Rand appreciated by 22% during the current period compared with depreciation of 42% in the corresponding period.

The tax charge was US$829 million, representing an effective rate of 37.2%. Excluding the impacts on tax of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective rate was 31.3%.

Attributable profit in the current period was US$1,375 million, a decrease of 11.5%, from US$1,553 million in the corresponding period. This was mainly attributable to the movement in the Rand/US$ period-end exchange rates, partly offset by the higher EBIT in the current period.

Basic earnings per share was 22.2 US cents per share against 25.8 US cents per share in the corresponding period, a reduction of 14.0%, reflecting the reduction in attributable profit and an increased number of shares on issue (including the equalisation issue associated with the BHP Steel demerger).

Discontinued Operations / Exceptional Items

The demerger of the Group's Steel business became unconditional on 1 July 2002. The contribution of the Group's Steel business in the corresponding period has been disclosed as discontinued operations. The 6% interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the current year and is disclosed as an exceptional item in relation to discontinued operations. The demerger was effected through a Court approved capital reduction of A$0.69 per BHP Billiton Limited share totalling approximately US$1.5 billion (A$2.6 billion) via the transfer of BHP Steel Limited shares to BHP Billiton Limited shareholders. Consequently, BHP Billiton Plc shareholders received approximately 149 million equalisation shares.

After including discontinued operations and exceptional items, the attributable profit for the period was US$1,356 million, US$248 million lower than the US$1,604 million for the corresponding period, again, primarily due to exchange losses in the current period and exchange gains in the corresponding period, partly offset by the higher EBIT in the current period. Basic earnings per share, including discontinued operations and exceptional items, was 21.9 US cents per share, 17.7% lower than the 26.6 US cents per share of the corresponding period.

Capital Management

The Group successfully launched its 10 year inaugural global bond in mid-April 2003 with US$850 million of senior notes being issued. The issue was competitively priced at 80 basis points above the relevant US Treasury benchmark, reflecting the strength of BHP Billiton's credit.

Dividend

A final dividend of 7.5 US cents per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 2 July 2003, bringing the total dividend for the year to 14.5 US cents per share. The BHP Billiton Limited dividend will be fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the announcement date are used for conversion, and are detailed below.

The timetable in respect of this dividend will be:

Currency conversion - 5 May 2003

Last day to trade Johannesburg Stock Exchange (JSE) - 6 June 2003

Ex-dividend Australian Stock Exchange (ASX) - 6 June 2003

Ex-dividend Johannesburg Stock Exchange (JSE) - 9 June 2003

Ex-dividend London Stock Exchange (LSE) - 11 June 2003

Record - 13 June 2003

Ex-dividend Euronext Paris - 16 June 2003

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for ADSs is 12 June 2003.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will they be able to effect transfers between the UK register and the South African register between the dates of 9 June 2003 and 13 June 2003.

The following table details the exchange rates applicable for conversion of the dividend payable on 2 July 2003:

Dividend 7.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.631245	11.8813
British pence	1.605055	4.6727
South African cents	7.450309	55.8773
New Zealand cents	0.564300	13.2908
Euro cents	1.124400	6.6702
Canadian cents	1.417500	10.6313

Corporate Governance

No payments have been made to Mr Brian Gilbertson in connection with the cessation of his employment on 5 January 2003, nor has agreement been reached on the quantum of any payments to be made. Any payments will be disclosed immediately they are finalised. The terms under which Mr Gilbertson was employed, including the basis upon which the contracts of employment could be brought to an end, are set out in the Remuneration Report that forms part of the Annual Report published in September 2002. Details were also included in the explanatory material provided to shareholders ahead of their consideration of the merger.

In addition to the payments to be made under the terms of Mr Gilbertson's employment contracts, Mr Gilbertson has accrued entitlements under the applicable pension/superannuation arrangements which have been in place for the duration of his employment with the Group or predecessor companies. Mr Gilbertson's period of pensionable service is over 30 years. The amount payable under these pension/superannuation arrangements has been reported each year in the Annual Report.

Outlook

Although the global geo-political tension related to the conflict in Iraq appears to have subsided, the global economy shows little sign of recovery. One of the key features of major economies in recent months has been the inability to generate new jobs and investment, both of which are fundamental to an improvement in commodity markets. London Metals Exchange stock levels remain high. After a brief, albeit modest rally, prices, in general, are now at levels similar to the start of the year. Uncertainty surrounding the conflict in Iraq and production strikes in Venezuela forced oil prices to near record highs during the last three months, but they have since retreated to levels similar to those seen in calendar 2002. Demand for iron ore and alumina continued to benefit from the strong Chinese economy. As yet, we have seen no decrease in product demand in China, however the emergence of Severe Acute Respiratory Syndrome (SARS) has the potential to disrupt economic growth in China in the short to intermediate term.

Overall, until there are signs of a synchronised global economic upturn, we remain cautious in our outlook for key commodity markets. With a diversified portfolio of high quality assets generating stable cashflows, we are well placed to respond to opportunities in the current environment and benefit once the upturn occurs.

TRADING REVIEW

EBIT

The following table details the approximate impact of major factors affecting EBIT for the nine months ended 31 March 2003 compared with the corresponding period.

US$M
EBIT from continuing operations for the nine months ended 31 March 2002	2 347
Change in volumes	170
Change in sales prices	375
Price-linked costs	(115)
Inflation on costs	(205)
Costs	170
New and acquired operations	25
Exchange rates	(65)
Ceased, sold and discontinuing operations	(90)
Asset sales	(45)
Exploration	85
Other items	(29)

EBIT from continuing operations for the nine months ended 31 March 2003	2 623

Volumes

Higher sales volumes of iron ore, copper, diamonds, energy coal and aluminium were partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on EBIT of approximately US$170 million.

Prices

Higher realised prices for petroleum products, nickel, copper, manganese and chrome increased turnover by approximately US$625 million. This increase was partly offset by lower prices for export energy coal, diamonds and iron ore that decreased turnover by approximately US$250 million.

Costs

Favourable operating cost performance increased EBIT by approximately US$170 million compared with the corresponding period. The Group's cost reduction initiatives and reduced pot-relining costs at Hillside (South Africa) lowered costs by approximately US$310 million. These factors were partially offset by higher costs at Escondida (Chile) from processing lower grade ore due to the voluntary production cut-backs and higher depreciation from the start-up of the Phase IV expansion project. Increased depreciation charges in Energy Coal (as a result of a review of asset lives) and Petroleum also had an unfavourable impact on operating costs.

Increases in price-linked costs depressed EBIT by approximately US$115 million, mainly due to higher royalties and taxes for petroleum products.

Inflationary pressures, principally in South Africa, and to a lesser extent in Australia, increased costs by approximately US$205 million.

New and acquired operations

New and acquired operations increased EBIT by approximately US$25 million due to the commencement of commercial production at Antamina (Peru) in October 2001 and the higher ownership interest in Cerrejon Coal Company (Colombia) from February 2002.

Ceased, sold and discontinuing operations

The corresponding period included EBIT of approximately US$90 million mainly from PT Arutmin (Indonesia), divested in November 2001, and the Rietspruit energy coal mine (South Africa), which was closed in May 2002.

Asset sales

The impact of asset sales is a reduction in EBIT of approximately US$45 million mainly from the divestment of PT Arutmin in the corresponding period.

Exchange rates

The impact of stronger A$/US$ and Rand/US$ exchange rates on operating costs had an unfavourable impact on EBIT of approximately US$195 million. The conversion of Rand denominated net monetary liabilities at balance sheet date (approximately US$40 million) also had an unfavourable impact on operating costs. This was partly offset by reduced losses on legacy A$/US$ currency hedging compared with the corresponding period of approximately US$145 million. In addition, the lower average Colombian Peso/US$ and Brazilian Real/US$ exchange rates (approximately US$25 million) had a favourable impact on operating costs.

Exploration

Exploration expense was down by approximately US$85 million. The prior period included the write off of exploration expenditure at La Granja (Peru) and higher exploration expense in Petroleum.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(prepared in accordance with UK GAAP)
Nine months ended 31 March	2003			2002
US $ millions	Continuing Operations	Discontinued Operations/ Exceptional Items	Total	Continuing Operations	Discontinued Operations	Total
Turnover (including share of joint ventures and associates' turnover)	12 623	-	12 623	11 320	1 856	13 176
Less: share of joint ventures and associates' turnover	(1 420)	-	(1 420)	(1 189)	(143)	(1 332)
Group turnover	11 203	-	11 203	10 131	1 713	11 844
Net operating costs (excluding depreciation and amortisation)	(7 656)	-	(7 656)	(6 933)	(1 567)	(8 500)
Depreciation and amortisation (b)	(1 234)	-	(1 234)	(1 189)	(97)	(1 286)
Group operating profit	2 313	-	2 313	2 009	49	2 058
Share of operating profit of joint ventures and associates	268	-	268	240	-	240
Operating profit (including share of profit of joint ventures and associates)	2 581	-	2 581	2 249	49	2 298
Income from other fixed asset investments	15	-	15	27	1	28
Profit on sale of fixed assets	27	-	27	2	15	17
Profit on sale of subsidiaries	-	-	-	69	-	69
Loss on sale of discontinued operations	-	(19)	(19)	-	-	-
Profit/(loss) before net interest and similar items payable, and taxation (EBIT) (a)	2 623	(19)	2 604	2 347	65	2 412
Net interest and similar items payable
- Group	(327)	-	(327)	(114)	(3)	(117)
- Joint ventures and associates	(69)	-	(69)	(4)	(7)	(11)
Profit/(loss) before taxation	2 227	(19)	2 208	2 229	55	2 284
Taxation	(829)	-	(829)	(648)	1	(647)
Profit /(loss) after taxation	1 398	(19)	1 379	1 581	56	1 637
Equity minority interests	(23)	-	(23)	(28)	(5)	(33)
Attributable profit/(loss)	1 375	(19)	1 356	1 553	51	1 604

EBITDA [(a) + (b)]	3 857	(19)	3 838	3 536	162	3 698

Earnings per ordinary share (basic) (US cents)	22.2	(0.3)	21.9	25.8	0.8	26.6
Earnings per ordinary share (diluted) (US cents)	22.1	(0.3)	21.8	25.7	0.8	26.5

For the year ended 30 June 2002 BHP Steel's results were reported as discontinued operations due to the demerger of the BHP Steel business in July 2002. The nine months ended 31 March 2002 has been restated accordingly. There are no exceptional items in net operating costs of discontinued operations for the nine months ended 31 March 2002. Net interest shown against discontinued operations includes that amount of net external interest that is directly attributable to the discontinued operations. Taxation is the nominal charge on the profit before taxation.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Billiton Employee Share Ownership Trust.

The calculation of basic earnings per ordinary share is based on earnings after tax and minority interests of US$1 356 million (31 March 2002: US$1 604 million) and the weighted average number of ordinary shares outstanding of 6 205 million (31 March 2002: 6 026 million). The calculation of diluted earnings per share is based on earnings after tax and minority interest of US$1 356 million (31 March 2002: US$1 604 million) and the weighted average number of shares outstanding of 6 224 million (31 March 2002: 6 039 million). The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the nine months ended 31 March 2003.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Plc financial statements for the year ended 30 June 2002.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the nine months ended 31 March 2003 and the corresponding period (for continuing operations and before exceptional items).
Nine months ended 31 March (US$ Million)	Turnover (1)(2)			EBIT(2)
	2003	2002	Change %	2003	2002	Change %
Petroleum	2 420	2 121	14.1	988	827	19.5
Aluminium	2 437	2 064	18.1	445	324	37.3
Base Metals	1 426	1 308	9.0	185	122	51.6
Carbon Steel Materials	2 692	2 492	8.0	774	831	-6.9
Diamonds and Specialty Products	1 066	1 081	-1.4	206	190	8.4
Energy Coal	1 502	1 433	4.8	165	462	-64.3
Stainless Steel Materials	758	653	16.1	100	-24
Group and Unallocated Items	676	502	34.7	-240	-385	37.7

BHP Billiton Group from continuing operations	12 623	11 320	11.5	2 623	2 347	11.8

(1)    BHP Billiton Group turnover is stated after the elimination of intersegment transactions.

(2)    Turnover and EBIT include trading activities comprising the sale of third party product.

An explanation of the factors influencing EBIT, including joint ventures and associates, by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$988 million, up from US$827 million, an increase of 19.5% compared with the corresponding period.

The increase in EBIT was due mainly to a higher average realised oil price of US$28.87 per barrel compared to US$21.99 per barrel in the corresponding period, higher average natural gas prices of US$2.12 per million standard cubic feet compared with US$1.78 per million standard cubic feet in the corresponding period, together with lower exploration costs in the current period and higher volumes at North West Shelf (Australia) due to timing of shipments.

These factors were partly offset by lower overall sales and production volumes at Liverpool Bay (UK) due to scheduled maintenance and natural field decline, and lower production at Bass Strait (Australia) and Laminaria (Australia) due to natural field decline. Overall, production of petroleum products on a barrel of oil equivalent basis declined by 9.0%. An increase in price-linked costs (royalties and taxes), higher per unit depreciation and the effect of the stronger A$/US$ average exchange rate on operating costs also had an unfavourable impact on EBIT.

A government driven change to fiscal arrangements in Bolivia in January 2003 has resulted in a write down of the Group's Bolivian assets. This was largely offset by other one-off items, including a profit from the negotiated termination of UK gas sales contracts at Bruce (UK) which occurred in February 2003 and a profit from the farm-out of exploration acreage in February 2003.

Aluminium

Aluminium contributed EBIT of US$445 million, up from US$324 million, an increase of 37.3% compared with the corresponding period.

The increase in EBIT was mainly attributable to improved operational cost performance resulting from increased production and reduced maintenance costs. Increased production at Hillside was mainly attributable to the continued success of Operating Excellence projects and increased production at Alumar was due to the end of power restrictions in Brazil. Lower maintenance costs at Hillside were mainly a result of a lower number of pots being relined in the current period, combined with the absence of the net costs associated with the September 2001 power outage. Lower costs at Worsley were due to reduced costs of consumables. The weakening of Brazilian Real/US$ average exchange rate also had a favourable impact on operating costs.

These factors were partially offset by the unfavourable impact of inflationary pressure on costs in South Africa and the effect of the strengthening of the Rand/US$ and A$/US$ average exchange rates on operating costs.

Base Metals

Base Metals contributed EBIT of US$185 million, up from US$122 million, an increase of 51.6% compared with the corresponding period.

The increase in EBIT was mainly attributable to lower exploration expense with US$38 million relating to the write off of La Granja included in the corresponding period. EBIT was also favourably impacted by increased production from the Escondida Phase IV expansion which was completed in October 2002. Also contributing to the increase in EBIT was the higher average realised copper price at US$0.71 per pound for the nine months ended 31 March 2003, compared to US$0.68 per pound in the corresponding period. EBIT also benefited from a full nine months of operations from Antamina which commenced commercial production in October 2001.

These factors were partially offset by increased unit costs at Escondida from mining lower grade ore due to production cut-backs and higher depreciation charges associated with the Phase IV expansion project.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$774 million, down from US$831 million, a decrease of 6.9% compared with the corresponding period.

The decrease in EBIT was mainly attributable to the unfavourable impact of stronger A$/US$ average exchange rates on operating costs compared to the corresponding period and inflationary pressures on costs in Australia and South Africa. Lower iron ore prices, following the contract settlements announced in May 2002, also negatively impacted EBIT.

These factors were partially offset by continued strong demand for Western Australian iron ore from Asian markets, as well as increased demand for Samarco (Brazil) pellets and higher prices for manganese alloy. Lower costs due to increased production at Illawarra Coal (Australia), and improved operating performance and prices at BoodarieTM Iron (Australia) also had a favourable impact on EBIT.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$206 million, up from US$190 million, an increase of 8.4% compared with the corresponding period.

The increase in EBIT was primarily due to increased diamond production, mainly as a result of increased plant throughput and processing efficiencies. Titanium sales were higher in the current period, due to shipping delays experienced in the corresponding period. Cost efficiencies were achieved by Integris Metals (US) subsequent to the merger of BHP Billiton's and Alcoa Metals' metals distribution businesses on 1 November 2001.

These factors were partially offset by lower average realised diamond prices (down 11%) as a result of a change in product mix compared with the corresponding period. Further, during the current period Integris' volumes have been adversely affected by market conditions in North America.

Energy Coal

Energy Coal contributed EBIT of US$165 million, down from US$462 million, a decrease of 64.3% compared with the corresponding period.

The decrease in EBIT was primarily due to a significant decline in export market prices. The divestment of PT Arutmin in November 2001 and the closure of the Rietspruit mine in May 2002 had an unfavourable impact on EBIT with both the exclusion of the results of these operations in the current period and the US$64 million profit on sale of PT Arutmin recorded in the corresponding period. The conversion of Rand denominated net monetary liabilities at balance date, in addition to the impact of stronger Rand/US$ average exchange rates on operating costs, had an unfavourable impact on EBIT. Depreciation charges were higher in the current period as a result of a review of asset lives, and costs in South Africa and Colombia have been affected by inflationary pressures.

These factors were partially offset by higher sales volumes at Ingwe (South Africa) and at Hunter Valley (Australia) with the Mount Arthur North project ramping up production. The inclusion of profits from the additional share of the Cerrejon Coal Company operation and cost improvement initiatives across all Energy Coal operations also had a favourable impact on EBIT.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$100 million, compared with a loss of US$24 million in the corresponding period.

The increase in EBIT was driven by higher realised prices for nickel, up by 32% from US$2.52 per pound to US$3.33 per pound. In addition, the realised price for ferrochrome was higher in the current period in response to increasing market demand. Benefits from ongoing improvement programs at both Cerro Matoso (Colombia) and QNI (Australia), an increase in nickel production, reflecting the ramp-up of production from Cerro Matoso Line 2, and an increase in ferrochrome production, associated with the restart of idle furnaces, also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact of inflationary pressures on costs in South Africa.

Group and Unallocated Items

Corporate overheads for the nine months ended 31 March 2003 decreased by US$41 million to US$148 million. Losses on legacy A$/US$ currency hedging also decreased to US$105 million from US$249 million in the corresponding period, which were partly offset by the unfavourable impact of one-off items.

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Nine months ended 31 March	2003	2002
	US$M	US$M
Revenue from ordinary activities
Sales	11 184	11 817
Other revenue	682	911
	11 866	12 728
Profit from ordinary activities before Depreciation, amortisation and borrowing costs	3 439	3 985
Deduct: Depreciation and amortisation	1 233	1 317
Borrowing costs	246	360
Profit from ordinary activities before tax	1 960	2 308
Deduct: Tax expense attributable to ordinary activities	612	702
Net profit	1 348	1 606
Outside equity interests in net profit	(23)	(33)
Net profit attributable to members of the BHP Billiton Group	1 325	1 573
Basic earnings per fully paid ordinary share (US cents)	21.4	26.1

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the nine months ended 31 March 2003, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2002.

The above financial results are unaudited.

Forward-looking statements

Certain statements contained in this release, including statements in the section entitled 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' and 'Operating and Financial Review and Prospects-General factors affecting our operating results' included in our amended annual report on Form 20-F/A for the fiscal year ended 30 June 2002, which we filed with the US Securities and Exchange Commission (SEC) on 10 April 2003 and is available on the SEC's website at 'www.sec.gov'.

Further information can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
________________________________

Karen Wood
Title: Company Secretary
Date: 7 May 2003